Exhibit 99.1

ASX ANNOUNCEMENT

26 April 2018

Update on application for delisting

Further to our announcement on 12 April 2018 in respect to our application for delisting on the ASX, we have received approval to be removed from the official list of ASX Limited (ASX) with effect on 15 June 2018.

The details of the delisting process and the effect on the shareholders are set out in the attached letter to the shareholders which will be sent out to each shareholder on or before 30 April 2018.

On behalf of the Board,

Yours sincerely,

/S/ Dr. Herbert Ying Chiu Lee

Dr. Herbert Ying Chiu Lee

Executive Chairman and Chief Executive Officer

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948

For further information on this announcement, please contact:

Mr. George Yatzis

Company Secretary

E: compsec@imtechltd.com

About IMT

Further information on IMT is available at www.imtechltd.com

Cautionary Statement

Certain statements contained in this announcement constitute forward looking statements within the meaning of applicable securities laws including, among others, statements made or implied relating to the Company's objectives, strategies to achieve those objectives, the Company's beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements generally can be identified by words such as "objective", "may", "will", "expect", "likely", "intend", "estimate", "anticipate", "believe", "should", "plans" or similar expressions suggesting future outcomes or events. Such forward looking statements are not guarantees of future performance and reflect the Company's current beliefs based on information currently available to management. Such statements involve estimates and assumptions that are subject to a number of known and unknown risks, uncertainties and other factors inherent in the business of the Company which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made and readers are advised to consider such forward looking statements in light of the risks set forth above. Except as required by applicable securities laws, the Company assumes no obligation to update or revise any forward-looking statements to reflect new information or the occurrence of future events or circumstances.

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948

INTEGRATED MEDIA TECHNOLOGY LIMITED

26 April 2018

Dear Shareholder

**Removal of Integrated Media Technology Limited from the official list of ASX**

Integrated Media Technology Limited (**IMT** or the **Company**) has requested and received approval to be removed from the official list of ASX Limited (**ASX**).

**This letter contains important information about your shareholding in the Company and the delisting process.**

In addition to the information set out below, we also enclose a list of questions which are designed to assist you in understanding the process of delisting and the impact on your shareholding.

The information in this letter does not take into account your individual investment objectives, financial situation and needs. The information in this letter is of a general nature and is not financial product advice, and should not be relied upon as the sole basis for any investment decision. As a shareholder in the Company, you should consult your financial, legal, tax or other professional advisor if you have any queries in relation to the information contained in this letter or how you should act with respect to your shareholding.

**IMT to be delisted from ASX**

On 20 April 2018, the Company received formal approval for its removal from the official list of ASX. Trading in IMT will be suspended with effect from close of trading on ASX on 8 June 2018 (**Suspension Date**). Removal of IMT from the official list of ASX will occur on 15 June 2018 (**Delisting Date**).

Ordinary shares in the Company will continue to be listed by Nasdaq Capital Market (**Nasdaq**). Trading on Nasdaq will continue until and after the Company's removal from ASX.

This letter seeks to provide shareholders with information about the delisting, the options that are available during the removal process, and certain implications which may arise as a result of the delisting.

**Reasons for delisting from ASX**

IMT is an investment holding company incorporated and domiciled in Australia. The Company's primary focus is in the 3D autostereoscopic display technology domain. Having been admitted to the official list of ASX on 22 February 2013, official quotation of the Company's shares commenced on 25 February 2013. The Company's shares are also listed on Nasdaq Capital Markets under the symbol IMTE.

Level 7, 420 King William Street Adelaide SA 5000
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948
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The IMT directors consider that the administrative, compliance and financial obligations and costs associated with maintaining an ASX listing are no longer justified or in the best interests of shareholders. The Company incurs significant corporate, legal, auditing and administration costs by maintaining a dual listing on the ASX and Nasdaq. These costs would be significantly reduced if the Company delisted from the ASX and continued to maintain a listing solely on the Nasdaq. In addition, the directors of IMT consider that that current trading volumes and the benefits of listing do not warrant the costs of maintaining an ASX listing.

In light of the above, the board of IMT has approved the Company delisting from ASX.

**Delisting Process**

Suspension of IMT ordinary shares from ASX trading and delisting.

Ordinary shares in IMT will trade on ASX until the close of trading on 8 June 2018, when trading will be suspended. Following the suspension of trading in shares, shareholders will no longer be able to trade their shares in IMT on ASX. Following the suspension of shares from quotation, IMT will be removed from the official list of ASX on 15 June 2018.

**Indicative dates for the delisting process**

The following is the indicative timetable for the delisting of IMT from ASX. Unless otherwise indicated, all dates are Sydney, Australia dates.

**Suspension Date - 8 June 2018**

Effective date of suspension in trading of IMT ordinary shares on ASX.

Please note that you will not be able to trade your IMT shares on ASX after close of trading on this date.

**Delisting Date - 15 June 2018**

Effective date of removal of IMT from the official list of ASX.

We will notify you by announcement to ASX if there are any changes to this timetable.

**Impact on IMT following delisting from ASX**

Following IMT's suspension and subsequent removal from the official list of ASX, shareholders will not be able to trade shares in IMT on ASX. However:

- ordinary shares in IMT will continue to be listed on Nasdaq and IMT will continue to be subject to the Nasdaq Listing Rules; and
- copies of IMT's market releases and other relevant corporate information will continue to be available at www.imtechltd.com.

INTEGRATED MEDIA TECHNOLOGY LIMITED

**Options for shareholders on delisting of IMT from ASX**

Shareholders will have the following options with respect to their shareholdings in conjunction with the delisting of IMT from the official list of ASX. Please consider the implications of each option below and consult with your financial or tax advisor.

*Option 1: Sell your shareholdings on ASX before close of trading on the Suspension Date*

You can sell your shares on ASX at any time prior to close of trading on the Suspension Date, being 8 June 2018 as you may have previously done (i.e., by contacting your broker or financial advisor, or through an online share trading platform).

After close of trading on the Suspension Date, you will not be able to sell your shares on ASX.

No new trades will be processed in the period between the close of trading on the Suspension Date and the Delisting Date. This period will be used to settle pre-existing trades.

If you elect to sell your shares on the ASX prior to close of trading on the Suspension Date, you will be responsible for any costs associated with the sale of your shares as is customary, including any broker commission or tax.

Shareholders should be aware there is no guarantee there will be an active market in the shares up until the close of trading on the Suspension Date. There may be relatively few or many potential buyers or sellers of shares on the ASX at any given time.

*Option 2: Transfer your shares to United States register and trade them on the Nasdaq Capital Market*

IMT's shares are also listed on Nasdaq under the symbol IMTE. By following the instructions on the attached information sheet, you can transfer your shares to the United States register and trade them on the Nasdaq Capital Markets.

Once shares have been registered on the United States register, shareholders should contact American Stock Transfer & Trust Company LLC or their nominee registered in order to sell these shares on the Nasdaq Capital Markets.

You will be responsible for any brokerage fees or tax and other costs that may be related to the sale of shares on Nasdaq.

*Option 3: Do nothing and retain your shares*

If you wish to retain your IMT shareholding in the register in Australia, simply do nothing. In that case, after the Delisting Date, your shareholdings in IMT will be kept in the register in Australia. If you do this, in order to sell your shares in the future, you would either need to, at a subsequent date, transfer your shares to a willing buyer in an off-market transfer or transfer your shares to the United States register and trade them under the Nasdaq Capital Markets under Option 2 above.

On behalf of the Board,
Yours sincerely,

*/S/ Dr. Herbert Ying Chiu Lee*

______________________________

Dr. Herbert Ying Chiu Lee
Director

**Further Information**

If you have any queries regarding the delisting of IMT from ASX, please contact:

**Link Market Services Limited**
Locked Bag A14
Sydney South NSW 1235 Australia
Telephone: +61 1300 554 474
Facsimile: +61 2 9287 0303
ASX Code: ITL
Email: register.removals@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

You may also contact:

Mr. George Yatzis
Company Secretary
E: compsec@imtechltd.com

Level 7, 420 King William Street Adelaide SA 5000
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948
4 | P a g e

INTEGRATED MEDIA TECHNOLOGY LIMITED

**Delisting questions**

*<u>What is delisting?</u>*
Delisting is the process by which IMT is removed from the official list of ASX.

This means that if you hold ordinary shares in IMT after its delisting you will no longer be able to trade them on ASX.

*<u>Will this affect ordinary shares in the Company?</u>*
IMT will only be delisted from the ASX. No change is occurring in rights attaching to IMT shares. IMT's ordinary shares will continue trading on Nasdaq.

*<u>Why is IMT delisting from the ASX?</u>*
The Board of IMT considers that the ongoing listing fees and effort spent to ensure compliance with the ASX Listing Rules outweighs the benefits of continuing to be listed on ASX.

Accordingly, the Board of IMT no longer considers the ASX listing to be in the best interests of the Company.

*<u>How long can I still trade my ordinary shares on ASX?</u>*
You may trade your ordinary shares on ASX until trading is suspended which will be at the close of trading on 8 June 2018.

*<u>When will IMT be delisted?</u>*
IMT will be officially removed from ASX on 15 June 2018, but the last day for trading shares on ASX will be 8 June 2018.

*<u>What do I have to do to transfer my shareholdings from the Company's Australian register to the United States register?</u>*

*Step 1: Fill in 'Form 1' – Register Removal Request (Australian Register to United States Register)*

Make sure you insert the shareholders' same name and address as it appears on your holding statement received from our Share Registry, and also your registered address and Security Reference Number (SRN) or Holder Identification Number (HIN).

Section A – Insert the number of FPO's to be removed
Section B – Please mark the identity of lodging party
Section C – If you wish to hold your shares through a broker, you will need to make arrangements with your broker or establish an arrangement with a broker or other institution which is a DTC Participant. If you wish to hold your shares – Direct Registration (DRS) or in the form of a physical (paper) share certificate, you should insert the relevant registration details.

Level 7, 420 King William Street Adelaide SA 5000
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948
5 | P a g e

INTEGRATED MEDIA TECHNOLOGY LIMITED

*Step 2: Send the completed Form to Link Market Services Limited, either:*

By mail: Locked Bag A14 Sydney South NSW 1235 Australia

By facsimile: +61 2 9287 0303

By email: register.removals@linkmarketservices.com.au

Telephone Enquiries (by you or your broker): +61 1300 554 474

Form 1 is available at www.imtechltd.com or attached at the end of this letter.

*How do I sell my shares in IMT on Nasdaq?*
Once your shares are transferred from the Australian register to United States register, you will be able to trade your Company shares on the Nasdaq by contacting an Australian broker licensed to trade on Nasdaq or a United States broker directly.

You will be responsible for any brokerage fees, personal income tax or capital gains tax and other costs that may be related to the sale of shares on Nasdaq.

*Which option is best for me?*
This is dependent on your circumstances and the circumstances of the market at the time you make your decision. You should consider obtaining financial advice based on your individual circumstances before deciding.

*Who can I speak to at IMT in relation to the delisting?*
Please email Mr. George Yatzis, Company Secretary, at compsec@imtechltd.com

<FORM 1>

INTEGRATED MEDIA TECHNOLOGY LIMITED
ABN 98 132 653 948

All Registry communications to:
Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Telephone: +61 1300 554 474
Facsimile: +61 2 9287 0303
ASX Code: ITL
Email: register.removals@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

**Full Name(s) of Registered Holding**

**Registered Address**

**Postcode**

**Securityholder Reference Number (SRN) Or Holder Identification Number (HIN)**

## A REGISTER REMOVAL REQUEST (AUSTRALIAN REGISTER TO USA REGISTER)

I/We request my/our Integrated Media Technology Limited FPO's below to be removed from the Australian Register of FPO's and added to the common stock Register.

Number of FPO's to be removed

Date / /

## B LODGING PARTY – PLEASE MARK THE RELEVANT BOX WITH AN 'X'

☐ Securityholder ☐ Broker ☐ Non-Broker Participant

Other (Please specify)

## C REGISTRATION DETAILS

Are the securities to be held at the Depository Trust & Clearing Corporation (DTCC)?

☐ **Yes** – Please complete below:

U.S. Custodian/Participant Name

DTC Participant Number

DTC Participant Contact Name

DTC Participant Telephone Number

☐ **No** – Please issue securities into Direct Registration (DRS)

Registration Details (Title, Given Name(s) or Company Name, Last Name and Address)

## D SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED

| Securityholder 1 | Securityholder 2 | Securityholder 3 |
| --- | --- | --- |
| Sole Director and Sole Company Secretary (Delete one or more as applicable) | Director/Company Secretary (Delete one or more as applicable) | Director |

**Signing Instructions:** This form should be signed by the securityholder. If a joint holding, each joint securityholder should sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the company's constitution and the *Corporations Act 2001 (Cth)* (or equivalent legislation for companies incorporated outside Australia).

Date / /

## E TO BE COMPLETED BY LINK

☐ Confirmation that securityholder is a registered FPO holder for the amount listed and as to validity of signatory.

Registry Officer

ITL RRR001

## How to complete this form

| REGISTER REMOVAL CHECKLIST |
| --- |
| To assist you with the completion of the Register Removal form please refer to the checklist below.<br>1. Complete full name and address of registered holding.<br>2. Complete the number of FPO's you wish to be converted to Common Stock Shares.<br>3. Complete lodging Party details and details of how you would like to be registered on the Common Stock register.<br>4. Sign the form in accordance with the Signing instructions in Section 'D'. |

**Personal Information Collection Notification Statement:** Link Group advises that personal information it holds about you (including your name, address, date of birth and details of the financial assets) is collected by Link Group organisations to administer your investment. Personal information is held on the public register in accordance with Chapter 2C of the *Corporations Act 2001*. Some or all of your personal information may be disclosed to contracted third parties, or related Link Group companies in Australia and overseas. Your information may also be disclosed to Australian government agencies, law enforcement agencies and regulators, or as required under other Australian law, contract, and court or tribunal order. For further details about our personal information handling practices, including how you may access and correct your personal information and raise privacy concerns, visit our website at www.linkmarketservices.com.au for a copy of the Link Group condensed privacy statement, or contact us by phone on +61 1800 502 355 (free call within Australia) 9am–5pm (Sydney time) Monday to Friday (excluding public holidays) to request a copy of our complete privacy policy.